CROWN EQUITY HOLDINGS, INC. 11226 Pentland Downs Streets Las Vegas, Nevada 89141 Office: 702 638-8946 – 702 810-0178

April 19, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Donald Field

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(No. 333-253052) of Crown Equity Holdings, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Crown Equity Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to April 21 at 4:30 p.m., eastern standard time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/ Mike Zaman
Name:	Mike Zaman
Title:	President/CEO